
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 15, 2009

VIA U.S. MAIL

Mr. William E. Luther
Chief Executive Officer and Chief Financial Officer
Lescarden Incorporated
420 Lexington Avenue
New York, New York 10170

> **Re:** **Lescarden Incorporated**
> **Form 10-KSB for the year ended May 31, 2008**
> **Filed September 10, 2008**
> **Form 10-Q for the quarter ended August 31, 2008**
> **Filed October 15, 2008**
> **File No. 000-10035**

Dear Mr. Luther:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief